UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): <u>May 16, 2005</u>

Southern Star Central Corp.

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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(646) 735-0500</u>

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On May 13, 2005, Southern Star Central Gas Pipeline, Inc., a wholly owned subsidiary of the registrant ("SSCGP"), entered into an employment agreement with its President and Chief Operating Officer, Jerry L. Morris (the "Employment Agreement").

The primary term of the three-year Employment Agreement began on February 13, 2004 and will expire on February 12, 2007. Thereafter, the Employment Agreement will be extended automatically in one-year increments unless 90 days' notice of termination is given by the Board of Directors prior to the end of the applicable employment period.

The Employment Agreement provides for an initial annual base salary of $200,000 with an annual incentive bonus in an amount up to 100% of Mr. Morris' base salary based on certain allocations and targets. The Employment Agreement also gives Mr. Morris the opportunity to participate in the registrant's Change in Control Senior Executive Management Incentive Plan.

If, prior to a change in control (as defined in the Employment Agreement), Mr. Morris is terminated without cause or resigns for good reason (as defined in the Employment Agreement), or if his employment is not continued after the initial term of the Employment Agreement or any one-year renewal period, the registrant must pay Mr. Morris a severance benefit equal to two times his annual base salary plus an amount equal to his average annual incentive bonus paid during the most recent three year period under the Employment Agreement, expressed as a percentage of his annual base salary, times his annual base salary then in effect. If Mr. Morris is involuntarily terminated after a change in control other than for cause or, if after a change in control he is not offered a position reasonably similar to his position prior to the change in control, the registrant must pay Mr. Morris a severance benefit equal to (i) the greater of the aggregate of his annual base salary payable through June 30, 2007 or two times his annual base salary then in effect, plus (ii) a bonus equal to the average of his annual incentive bonus paid during the most recent three year period under the Employment Agreement, expressed as a percentage of his annual base salary, times his annual base salary then in effect.

A copy of the Employment Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   *Exhibits*

99.1   Employment Agreement, dated as of May 13, 2005, between Southern Star Central Corp. and Jerry L. Morris.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: May 16, 2005   /s/ Michael Walsh
                                                 Michael Walsh
                                                 Treasurer